Filed by R.J. Reynolds Tobacco Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: R.J. Reynolds Tobacco Holdings, Inc.
Commission File No. 001-6388

P.O. Box 2866
Winston-Salem, NC 27102-2866

Contact:	Jan Smith (336) 741-6995 office (336) 829-9258 cell	Maura Payne (336) 741-6996 office (336) 829-9024 cell	RJRTH 2004-13

R.J. Reynolds Tobacco Holdings Finalizes Proxy for July 28, 2004, Special Meeting

WINSTON-SALEM, N.C. – June 25, 2004 – R.J. Reynolds Tobacco Holdings, Inc. (NYSE: RJR) announced that the Securities and Exchange Commission (SEC) today declared effective a registration statement on Form S-4, containing the proxy statement/prospectus regarding the proposal to combine R.J. Reynolds Tobacco Co. (RJRT) and the U.S. business of Brown & Williamson Tobacco Corp. (B&W). RJR expects to begin mailing the proxy statement/prospectus to its shareholders on Monday, June 28, 2004.

The special meeting of RJR shareholders will be held on July 28, 2004, with shareholders of record at the close of business on June 16, 2004, entitled to vote on the transaction.

The agreement between RJR and B&W’s parent company, British American Tobacco p.l.c. (AMEX: BTI), to combine RJRT and B&W’s U.S. business provides for establishing a new publicly traded holding company called Reynolds American Inc. In addition, Reynolds American will pay $400 million in cash to acquire Lane Limited, which manufactures several cigar, roll-your-own and pipe tobacco brands and distributes Dunhill tobacco products.

As the company has previously stated, four key steps are necessary to close the transaction: clearance by the U.S. Federal Trade Commission (FTC), rulings from the U.S. Internal Revenue Service (IRS) regarding the tax-free status of the transaction, clearance by the SEC of the proxy statement/prospectus for RJR shareholders, and RJR shareholder approval. The first three steps have now been completed.

Reynolds Tobacco is the second-largest U.S. cigarette manufacturer and marketer. RJRT’s key brands include Camel, Salem, Winston and Doral. Brown & Williamson is the third-largest domestic cigarette company. B&W’s brands include KOOL, Pall Mall, Lucky Strike and Misty.

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Forward-Looking Information

Statements included in this news release which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding RJR’s future performance and financial results include risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims relating to the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes that are pending or may be instituted against RJR or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success or failure of new product innovations and acquisitions; the responsiveness of both the trade and consumers to new products and marketing and promotional programs; any potential costs or savings associated with realigning the cost structure of RJR and its subsidiaries; the ability to achieve efficiencies in manufacturing and distribution operations without negatively affecting sales; the cost of tobacco leaf and other raw materials and commodities used in products; the effect of market conditions on the performance of pension assets and the return on corporate cash; and the ratings of RJR securities. In addition, RJR can give no assurance that the proposed formation of Reynolds American Inc., the combination of RJR Tobacco and the U.S. assets, liabilities and operations of Brown & Williamson Tobacco Corporation, and the related transactions, will be consummated, or if consummated, that any expectations relating thereto will be realized. Factors that could affect whether these transactions are consummated include obtaining the approval of RJR shareholders and the satisfaction or waiver of certain other conditions. Due to these uncertainties and risks, undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this news release. Except as provided by federal securities laws, RJR is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

Reynolds American Inc., the holding company formed in connection with the proposed business combination, has filed a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. The registration statement has been declared effective, and a final proxy statement/prospectus and other relevant documents will be mailed to RJR shareholders. INVESTORS AND SECURITY HOLDERS OF RJR ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Documents filed by RJR and Reynolds American Inc. with the SEC can be found at the SEC’s Web site at www.sec.gov. Free copies of the final prospectus/proxy statement, as well as RJR’s and Reynolds American Inc.’s related filings with the SEC, also may be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR’s Web site, www.RJRHoldings.com.

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Interests of Participants

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR shareholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in the prospectus/proxy statement and the other relevant documents filed with the SEC.

R.J. Reynolds Tobacco Holdings, Inc. is the parent company of R.J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second-largest tobacco company in the United States, manufacturing about one of every five cigarettes sold in the United States. Reynolds Tobacco’s product line includes four of the nation’s 10 best-selling cigarette brands: Camel, Winston, Salem and Doral. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both nationally and internationally. Copies of RJR’s news releases, annual reports, SEC filings and other financial materials are available on the company’s Web site, www.RJRHoldings.com.

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